		Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended
	March 31,
	2013	2012
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$11,169	$94,978
Add (deduct):
Equity in earnings of unconsolidated entities	(27,089)	(23,389)
Distributions from unconsolidated entities	8,089	2,938
Amortization of capitalized interest	466	389
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,441)	(6,034)
	(12,806)	68,882
Add fixed charges:
Consolidated interest expense (2)	24,498	24,464
Interest portion (1/3) of consolidated rent expense	14,529	13,797
	$26,221	$107,143

FIXED CHARGES:
Consolidated interest expense (2)	$24,498	$24,464
Capitalized interest	5,664	3,198
Interest portion (1/3) of consolidated rent expense	14,529	13,797
	$44,691	$41,459

RATIO OF EARNINGS TO FIXED CHARGES	0.59	2.58

Tax-effected preferred dividends	$20	$17
Fixed charges	44,691	41,459
Fixed charges and preferred dividends	$44,711	$41,476

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	0.59	2.58

(1)	Includes loss on sale of business and other exit costs, net of $6.9 million in 2013 and gain on sale of business and other exit costs, net of $4.2 million in 2012.
(2)	Interest expense on income tax contingencies is not included in fixed charges.